Exhibit 4.2

Description of Registrant’s Securities Registered

Pursuant to the Securities Exchange Act of 1934, as Amended

General

The following description summarizes certain important terms of the capital stock of QAD Inc. (the “company,” “we,” “us” and “our”). Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth herein, you should refer to our amended and restated certificate of incorporation (“Certificate of Incorporation”), our revised bylaws, and to the applicable provisions of Delaware law.

Our authorized capital stock consists of 80,000,000 shares of capital stock, $0.001 par value per share, of which:

●	5,000,000 are designated as preferred stock;

●	71,000,000 are designated as common stock, Class A; and

●	4,000,000 are designated as common stock, Class B

Common Stock

Dividend Rights

The holders of our common stock are entitled to receive such dividends as may be declared thereon by the Board out of funds legally available therefor. No dividend may be paid on one class of common stock unless a dividend is paid simultaneously on the other class of common stock. If the Board determines to provide the holders of one class of common stock the option to receive a dividend in cash or in stock, the same option must be simultaneously provided to the other class of common stock. Generally, holders of Class A common stock are entitled to cash or stock dividends equal to 120% of the amount of such dividends payable with respect to a share of Class B common stock.

Terms of Conversion

Neither the Class A common stock nor the Class B common stock is convertible into another class of Common Stock or any other security of ours, except that all outstanding shares of Class A common stock may be converted into Class B common stock on a share-for-share basis, at the discretion of our Board, if, as a result of any statute, law, regulation, court order, legal process or rule interpretation of a national securities exchange, either the Class A common stock or Class B common stock is, or both are, excluded from listing on Nasdaq or, if such shares are then listed on any other national securities exchanges, from trading on the principal national securities exchange on which the shares are then traded.

Voting Rights

The Class A common stock and the Class B common stock vote on all matters as a single class, except as otherwise set forth below or as required by applicable law. The holder of each share of our Class A common stock is entitled to 1/20th of one vote for each share of Class A common stock owned by such holder, and the holder of each share of our Class B common stock is entitled to one vote for each share of Class B common stock owned by such holder, in connection with the election of directors and on all other actions presented to our stockholders at a meeting or in connection with any action by written consent of the stockholders.

Under Delaware law, the holders of our Class A common stock and our Class B common stock are each entitled to vote as a separate class on any amendments to our Certificate of Incorporation which would (i) increase or decrease the aggregate number of authorized shares of such class, (ii) increase or decrease the par value of the shares of such class, or (iii) amend the powers, preferences, or special rights of the shares of such class so as to affect such class adversely. Under Delaware law, such amendments would require the affirmative vote of a majority of the Class A common stock outstanding and entitled to vote on the amendment or the affirmative vote of a majority of the Class B common stock entitled to vote on the amendment, as applicable.

In addition to any vote required by applicable law, the consent of the holders of the Class A common stock, voting as a separate class, is required in order to (i) increase the number of authorized shares of Class B common stock, (ii) amend any of the powers, preferences or special rights of the Class A common stock (whether by merger, consolidation or otherwise), (iii) amend any of the powers, preferences or special rights of the Class B common stock (whether by merger, consolidation or otherwise) to the extent that such amendment would affect the holders of the Class A common stock adversely or (iv) effect any reverse stock split that would have any adverse effect on the holders of the Class A common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights or other subscription rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding up, the holders of Class A common stock and the holders of Class B common stock would share ratably, on a per share basis, in our net assets of the Company available for distribution to holders of common stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

Our Certificate of Incorporation contains authority for the Board to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to, those related to the declaration of dividends on the shares of each such series, any redemption provisions applicable to such shares, any sinking fund for the purchase or redemption of such shares, the convertibility of such shares, the voting power of such shares, any applicable restrictions on the issue or reissue of such shares, the amounts payable and the preferences if any of such shares, and any other relative rights, preferences and limitations on the shares of each such series.

Anti-Takeover Provisions

Our Certificate of Incorporation contains certain provisions that may have an “anti-takeover” effect. It contains authority for the Board to issue up to 5,000,000 shares of preferred stock without stockholder approval. The issuance of preferred stock could, among other things, have the effect of delaying, deferring or preventing a change in control of our company. The company could issue such shares in a manner that deters or seeks to prevent an unsolicited bid for us. The Certificate of Incorporation also does not provide for cumulative voting and, accordingly, a significant minority stockholder could not necessarily elect any designee to the board of directors.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation and bylaws provide that the affirmative vote of at least 66-2/3 percent of the outstanding voting power of our then outstanding voting stock is required to amend, repeal or adopt certain provisions of our Certificate of Incorporation and bylaws relating to among other things, amendments to our charter documents, indemnification, notice of stockholder nominations, and rules and terms of directors and meetings of directors unless such changes are approved by a majority of the directors not affiliated or associated with any person, other than Pamela Lopker, holding (or which has announced an intent to acquire) 20% or more of the voting power of our then outstanding voting stock, voting together as a single class. These provisions could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 imposes a supermajority vote in order for a publicly held Delaware corporation to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination was approved by our board of directors prior to the time such person became interested. The vote required is two-thirds of the voting power not held by the interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” or the sale of more than 10% of our assets to the interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting power and any entity or person affiliated with or controlling or controlled by such entity or person.

Forum Selection

Our bylaws provide that unless the company consents in writing to the selection of an alternative forum,  the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the company to the company or the company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the State of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the company shall be deemed to have notice of and consented to these provisions of the bylaws.

Listing

QAD Class A Common Stock and Class B Common Stock are traded on the NASDAQ under the symbols “QADA” and “QADB”, respectively.